

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2013

Via E-mail
Linda K. Zecher
President and Chief Executive Officer
HMH Holdings (Delaware), Inc.
222 Berkley Street
Boston, MA 02116

> **Re: HMH Holdings (Delaware), Inc.**
> **Registration Statement on Form S-1**
> **Filed August 2, 2013**
> **File No. 333-190356**

Dear Ms. Zecher:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Prior to printing and distribution of the materials, please provide us mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

2. We note that you have relied throughout your filing on various data. Please provide us with a copy of this data as it relates to the statements you make in the prospectus. We note for example, statements such as "[r]ecent Q score data, a measurement of the familiarity and appeal of a brand used in the United States, indicates that Curious George's recognition . . . is greater than Mickey Mouse" and "a recent study conducted by Education Research Institute of America concluded that students using our Go Math! Curriculum for one semester demonstrated significantly improved overall performance compared to students using other mathematics programs," among other statements.

3. Please define industry terms such as "Cloud computing-enabled," "gamification," "core instructional materials," "cross-selling" and "upselling" upon first use of the terms.

Prospectus Cover Page

4. To the extent that the underwriter's option to purchase additional shares is not exercised in full, please clarify how the share purchases will be allocated among the selling shareholders here and in your Underwriting section.

Statement Regarding Industry and Market Data, page ii

5. Please advise whether any of the market data was commissioned by you. If so, please file consents pursuant to Rule 436 of the Securities Act as exhibits to your registration statement.

6. Please revise this section to remove the implication that information contained in the prospectus may not be accurate by providing that you act and believe that the information is true and accurate. You may not disclaim responsibility for the accuracy of the information contained in your filing.

Prospectus Summary, page 1

7. Please provide balancing disclosure in the Prospectus Summary to briefly describe the key challenges and risks that you may face, including, but not limited to, certain recent reduced spending on educational materials due to budget cuts, the growing shift towards digital materials, the Chapter 11 reorganization and your emergence from bankruptcy in June 22, 2012, so that investors can better assess your business or tell us why this is not necessary.

8. Please revise the summary section and throughout to eliminate non-substantiable statements and to define subjective terms such as "trusted relationship" with educators, institutions, parents, students and life-long learners, "best-in-in class, "industry-leading" editors, "deep expertise," "highly productive and experienced" sales professionals, "successfully" serve, "committed, effective" sales team, "rich interactive" digital content, "engaging" website, "effective technology-based educational solutions on page 1, "unprecedented" levels of interactivity, adaptivity and personalization, "nimble" and "responsive organization" on page 5, "highly effective" educational solutions, "beloved" characters and titles on page 7 and "successfully" refocused the Company on page 64 among other statements.

Overview, page 1

9. In one of the introductory paragraphs, please revise to describe HMH Holdings (Delaware), Inc., the newly formed company that was incorporated in March 5, 2010 and which emerged from bankruptcy in June 22, 2012. In addition, please include disclosure here briefly describing your bankruptcy and subsequent Chapter 11 reorganization and your March 2010 restructuring.

10. We note your disclosure that you have "an established reputation with these students that is difficult for others to replicate and strongly positions [you] to continue to provide [your] broader content and services to serve their lifelong learning needs," "strong competitive advantages," and that your "technology and development capabilities allow us to enhance content engagement and effectiveness." Please revise to state as beliefs of management.

11. We note your disclosure that you have published "award-winning adult and children's fiction and non-fiction books." Please clarify, if true, that the awards are generally known and industry-wide so that investors can determine the importance of such awards. Alternatively, please remove.

12. Please clarify disclosure in the second and third paragraphs on page 1 and throughout that you believe you have some iconic children's brands. We note that your catalog likely consists of brands with different usage and popularity.

13. We note your disclosure that the market for education content, media and services related expenditures is around $4.6 trillion globally. Please clarify that the K-12 market, the market you predominately target, represents approximately 52% of such expenditures.

14. We note your disclosure on page 2 regarding your partnerships with "recognized technology leaders such as Apple, Samsung, Knewton and Kno." In an appropriate section of your prospectus, please describe such partnerships in sufficient detail so that investors understand why, on page 5, you characterize these partnership as "unique," and file the partnership agreements as exhibits to your registration statement. In addition, please describe the partnerships you reference on pages 7 and 65 and file these partnership agreements as exhibits to your registration statement.

Market Opportunity, page 2

Rising Global Demand for Education, page 2

15. Please revise the first sentence of this paragraph to state as a belief and clarify that there is no guarantee that the global educational markets will continue to rise and that there is no guarantee that you will be able to increase your market share of such regions or benefit from growth in such markets. In addition, please balance this disclosure by

discussing the recent decline in international sales that you experienced in 2011. Refer to page 42. Also identify the specific regions of the global educational markets that you view as growing.

U.S. K-12 Market is Large and Growing, page 2

16. Please clarify whether you only sell the K-12 materials to public schools.

17. Please clarify that there is no guarantee that the U.S. K-12 market will grow and disclose here that state, local and municipal finances were and continue to be adversely affected by the recent recession and that many school districts receive a substantial amount of funding from the Federal government and that such funding may be reduced as a result of the Federal sequester. Refer to page 12.

18. Please revise the third and fourth sentences in the second paragraph of this section to state as beliefs.

19. Please revise the last paragraph to clarify that the Preschool for All program is a proposal and that the initiative has not been enacted.

Increasing Focus on Accountability and Student Outcomes, page 3

20. Please provide the basis for your statement that "[a]s a result of these more rigorous regulations and standards, schools and districts have increased their focus on acquiring high quality, proven content."

Growing Shift Towards Digital Materials, page 3

21. We note your disclosure that "[t]hese trends are supported by widespread research which demonstrates improved efficacy in learning derived through online, interactive programs." With a view towards revised disclosure in your Business section, please briefly describe such research, including whether you conducted or sponsored such research.

Consumerization of Education, page 4

22. Please revise to clarify that there is no guarantee that you will be able to increase sales in this market.

<u>Competitive Strengths, page 4</u>

<u>Deep, proven and high quality content portfolio, page 4</u>

23. Please revise to remove the word "proven" here and in the first sentence in the second bullet point on page 5 as it may create an impression that you guarantee future success.

24. Please provide a brief definition for the term "ISBN."

<u>Long-standing, trusted relationships with educators and other key education stakeholders, page 4</u>

25. Please explain whether there are substantial differences in multi-year cycles between adoption and open states. In addition, please revise the second sentence in this paragraph to state as a belief.

<u>Iconic, beloved brands with direct connection to learners of all ages around the world, page 4</u>

26. Please balance the discussion by disclosing the number of school districts in the United States that use your products. In this regard, please tell us why you believe that "nearly every school-aged child in the United States has used [your] curriculum." Alternatively, please remove this disclosure.

<u>Strong financial position and scalable business model, page 5</u>

27. Please balance your disclosure regarding your strong financial position to discuss financial challenges you face, such as your recent emergence from bankruptcy and the net losses you have experienced in the last three fiscal years and the interim stub.

28. Explain why you believe you have a "scalable" business model.

<u>Strategies for Growth, page 5</u>

<u>Deepen penetration of existing educational markets by adapting, page 5</u>

29. Please briefly describe your "value-added services."

30. Please remove the disclosure that you have a "track record of student achievement" on page 5 as student achievement is not commensurate with your achievement. Also briefly explain what you mean when you refer to your track record of "learning efficacy, achievement and customer satisfaction" on page 6.

Grow our international presence and global footprint, page 6

31. Please disclose here the percentage of your revenues that is generated from international sales and discuss any challenges you may face in growing your business globally, such as the recent slowdown in the growth of certain markets such as China, India and Brazil or tell us why you believe such disclosure is unnecessary.

32. Please remove references to compound annual growth rate as the disclosure only refers to two snapshots in time.

Continue to pursue strategic acquisitions to extent our leadership positions, page 6

33. Please disclose in an appropriate section of your prospectus whether you have any current plans for such acquisitions.

Products and Services, page 6

34. Please provide a brief explanation of Benchmarks/LLI, including why you believe this program is a "market-leading" program. In addition, please explain what you mean by "most prominent experts" by disclosing the names of these experts.

Risk Factors, page 12

35. Please include a separate risk factor describing the risks related to your recent emergence from bankruptcy.

36. Please include risk factors that address the risks associated with the growth of the used book and book rental markets and risks associated with books authorized for export to be sold at lower prices in foreign markets that are re-imported to the United States for sale or tell us why such disclosure is unnecessary.

37. Please include a risk factor that addresses the risks associated with larger technology companies offering their own educational digital products.

Operational disruption to our business caused by a major disaster, page 17

38. Please expand this risk factor to address the risk that approximately 81% of your printing is currently handled by two vendors. Refer to page 72.

Risks Related to this Offering and Our Common Stock, page 19

Provisions in our organizational documents may delay or prevent out acquisition, page 22

39. We note your disclosure in the third bullet point on page 23 the provision that provides that the doctrine of corporate opportunity does not apply to certain of your stockholders or directors. Please include a separate risk factor that briefly describes the doctrine of corporate opportunity and discloses the risks associated with this provision.

Management's Discussion and Analysis, page 31

Key Aspects and Trends of Our Operations, page 31

Selling and administrative expenses, page 34

40. You state that you expect your selling and administrative costs in dollars to increase as you invest in new growth initiatives and become a public company, but that these costs as a percentage of revenue should gradually decline. Please disclose the basis for your expectation.

Results of Operations, page 39

41. Please quantify each variance factor identified so that investors may understand the relative impact of each. For example, for the consolidated six months analysis June 2013 versus 2012 you state a number of items contributing to the increase in cost of sales for 2013 without quantifying any.

42. Please expand your analysis to discuss material variances in the ratio "cost of sales, excluding pre-publication and publishing rights amortization, as a percentage of net sales." For example, the ratio for the consolidated six months ended June 2013 was 46.4% versus 42.1% for the consolidated six months ended June 2013 (an increase of 10.2%) but there is no discussion of the factors contributing to the variance.

Segment Operating Results, page 45

43. Your discussion and analysis of segment results is limited to the context of "adjusted EBITDA," which does not directly address the expenses attributable to each segment. We believe your segment adjusted EBITDA disclosure should be supplemented with or, preferably, replaced by a discussion and analysis of costs on a stand alone basis (not in the context of adjusted EBITDA) for each segment, including "corporate and other." We also believe such disclosure should be more comprehensive than that currently presented and should include separate quantification and discussion of changes in significant components of cost of sales, selling, general and administrative expenses, and other material expense components, as appropriate, in computing adjusted EBITDA. We

believe a tabular presentation that lists the material categories of costs of each segment and "corporate and other" will supplement your discussion and enable investors to better understand the respective results and changes therein for each segment. Please revise your disclosure accordingly.

44. Please include a discussion and analysis of material costs attributable to your segments that are not included in computing adjusted EBITDA, for example, depreciation and amortization. Refer to question 104.02 of the Compliance & Disclosure Interpretations "Non-GAAP Financial Measures" posted on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

45. Please include an analysis of material variances in the ratio "segment adjusted EBITDA as a percentage of net sales" between comparative periods within each segment. For example, in comparing the years ended December 2012 and 2011, respectively, this ratio for the education segment was 29.2% and 23.8%, and for the trade publishing segment 18.3% and 10.3%.

Liquidity and Capital Resources, page 49

Operating activities, page 51

46. Please quantify each factor indicated so that investors may understand the relative magnitude of the contribution of each. Additionally, please clarify the direct impact on operating cash represented by the "stronger operating performance" you refer to with respect to the variance between the years ended 2012 and 2011. In this regard, discuss the material factors within operating performance that directly contributed to changes in your operating cash.

Company Overview, page 59

47. We note your disclosure on page 59 regarding your "consumer e-commerce expansion strategy." Please disclose this strategy, including the steps necessary to accomplish your goals, the estimated cost of each step and a timeline. In this regard, we note your disclosure that the acquisition of Tribal Nova accelerated your consumer e-commerce expansion strategy. As applicable, please also revise the last risk factor on page 15.

48. With a view towards revised disclosure, please substantiate the claims that you are "leading the transformation of the traditional educational content and services landscape" and that you have one of the "most robust digital learning catalogs of any educational content company." In addition, please state that it is your belief that you have one of the most robust digital learning catalogs.

49. Please disclose the qualifications of becoming an "Apple iTunes Top Publisher," including the year you were recognized as such. In addition, please disclose the awards

that your HMH Fuse curriculum has won, when it won such awards and a brief description of the qualifications for winning the awards so that investors can understand the importance of the awards.

Market Opportunity, page 60

Rising Global Demand for Education, page 60

50. Please revise to disclose the products you hope to offer overseas. We note your disclosure that the "global education sector is experiencing rising enrollments and increasing government and consumer spending." Please identify the specific countries or regions that you believe are experiencing such growth and clarify whether this is why you are focused on the countries and region listed on page 6.

U.S. K-12 Market is Large and Growing, page 60

51. We note your disclosure on page 61 that "states such as Texas, California, Florida and Georgia . . . are all slated for significant educational materials expenditures between 2013 and 2016." Please disclose whether you have contracts with schools or school districts in such states to supply educational materials in 2013 to 2016. In addition, please clarify what you mean by "meaningful market share" by providing quantitative information. Also clarify what you mean by "slated for significant educational material expenditures" by disclosing whether such expenditures have been approved by the relevant governmental bodies.

52. We note your disclosure regarding NCES' estimate regarding the growth in K-12 spending. Please disclose the percentage that is expected to be used for the types of educational materials and services that you offer. In addition, please clarify that there is no guarantee that spending will increase by the amount forecasted and, if it does, there is no guarantee that your sales will increase.

Competitive Strengths, page 62

Deep, proven and high quality content portfolio, page 62

53. Please explain what you mean when you state that you have a "deep" and "proven" portfolio.

Long-standing trusted relationships with educators and other key stakeholders, page 62

54. We note your disclosure on page 63 that you have played an active role in advising educators on the changing curriculum standard and how your content would help them meet evolving standards. Please further clarify the role you have played. For example, disclose whether you received fees for advising educators or whether you met with

educators to provide information about the products you offer. Also clarify whether this service is part of the "growing suite of professional services" that you refer to in the second paragraph of this bullet point. Revise this sub-section accordingly.

55. We note your disclosure on page 63 that you realigned your 300 person sales force "to create a streamlined, client-driven model that enables [you] to provide tailored solutions across [your] full breadth of content, technology and services." Please describe how you "streamlined" your sales model and clarify, if true, that you reduced staff partly due to the reorganization.

Iconic, beloved brands with direct connections to learners of all ages around the world, page 63

56. Please revise the first sentence to state as a belief.

57. We note your disclosure that you believe that your brands have innate or viral value that extends beyond marketing efforts. Please clarify as to why you believe the ranking of Japan as second and Australia as fourth in the number of international downloads of your app indicates that your brands have viral value as it is unclear that downloads of one particular app substantiates such claim.

Strategic partnerships with industry and technology thought leaders, page 63

58. We note your disclosure regarding new pricing models, including subscription-based revenue and the hybrid pricing model. In an appropriate place in your prospectus, please briefly disclose the other types of pricing models you use as these new models may affect your operations.

Strong financial position and scalable business model, page 63

59. Please remove the term "relatively low" to describe your current long-term debt.

Strategies for Growth, page 64

Deepen penetration of existing educational markets by adapting, page 64

60. Please provide the basis for your belief that you are the only provider offering a complete suite of educational content on the iOS platform. In addition, please describe what you consider to be a "complete suite."

61. Please state that it is your belief that teacher professional development and data-driven instruction and reporting are "high growth portions of educational budgets." In addition, please clarify what you mean by "high growth" by providing quantitative data, if possible.

Linda K. Zecher
HMH Holdings (Delaware), Inc.
August 29, 2013
Page 11

62. Please revise the last sentence in this section to state as a belief.

Grow our international presence and global footprint, page 65

63. Please disclose the 11 countries in the Middle East where you intend to sell your products.

Further monetize our content by targeting new customers and channels, page 65

64. Please include disclosure that provides context for your statement that in 2012 that you have over 60 million hits by including information regarding the number of unique users. Alternatively, please remove this disclosure.

Products and Services, page 65

Education, page 66

65. Please provide quantitative information regarding your "strong market share." In addition, please provide a brief description of what you mean by "service-based" approach.

66. Please briefly describe how your approach for converting, manipulation and distributing trade content to digital consumer platforms on page 68.

Printing and binding: raw materials, page 72

67. Please disclose whether any of your books marked for foreign sale are produced overseas. If any such books are produced overseas, please add a risk factor addressing the risks associated with the recent Supreme Court case that held that books printed and marked for sale overseas may be imported to the U.S. for sale, if material.

Management, page 74

Director Nomination Agreement, page 78

68. We note your disclosure of the amended and restated nomination agreement that allows Paulson & Co. to nominate a director to your board of directors so long as Paulson holds at least 15% of your issued and outstanding stock and that such director, if requested by Paulson, may be designated as a member of each committee of your board of directors so long as such designation would not violate legal restrictions or the rules and regulations of the national securities exchange on which your common stock is listed. Please add a risk factor that addresses the risk associated with Paulson's ability to nominate such director, as Paulson's interests may be different from other shareholders. Alternatively, please tell us why you believe this is not necessary.

Executive Compensation, page 80

Employment Agreements, page 85

69. Please revise to disclose the material terms of the amended employment agreements that you intend to enter into with your named executive officers prior to the completion of this offering. In addition, please file such agreements as exhibits to the registration statement.

Principal and Selling Stockholders, page 95

70. Please tell us whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers. If any of the selling shareholders are broker-dealers or affiliates of broker-dealers, please disclose here or in your Underwriting section that such sellers are statutory underwriters or provide an analysis as to why you believe such persons are not acting as statutory underwriters. For the selling shareholders that you do not identify as statutory underwriters, please disclose here or in your Underwriting section that such selling shareholders may be deemed to be underwriters with respect to the shares they are offering.

Description of Capital Stock, page 99

Common Stock, page 99

71. Please remove your statement that "[a]ll of the outstanding shares of common stock are fully paid and nonassessable" as this is a legal conclusion that you are not qualified to make. Alternatively, please attribute the statement to counsel and file counsel's consent to such statement as an exhibit to your registration statement.

Certain U.S. Federal Income Tax Considerations, page 105

72. Please remove the word "certain" in this section and clarify that this discussion discloses all material U.S. Federal Tax consequences.

73. Please remove the first sentence in the bold print that begins on page 105 and continues on page 106 as investors are entitled to rely on the disclosure in this section.

Index to Consolidated Financial Statements, page F-1

74. In view of the risk factor disclosed on page 22 in regard to your status as a holding company and reliance on distributions from your subsidiaries as your source of cash flow, please explain to us your consideration of Rules 4-08(e), 5.04(c) Schedule I and 12-04 of Regulation S-X, and include required disclosures and schedules as appropriate.

Audited Consolidated Financial Statements, page F-4

Consolidated Balance Sheets, page F-4

75. You report the number of shares of common stock issued at December 31, 2012 as
69,958,989. Given that there were also 41,011 shares of common stock as treasury stock
at that date and disclosure elsewhere in your filing that 70 million post-emergence shares
of common stock had been issued, please clarify for us whether the number of issued
shares of common stock at December 31, 2012 should be 70,000,000. Consider the
preceding in regard to the number of shares of common stock issued as reported in the
consolidated balance sheets at June 30, 2013 located elsewhere in the filing.

Consolidated Statements of Cash Flows, page F-7

76. Please reconcile the amount of reorganization items of $179,024 presented here for 2012
to the $149,114 reported in the statement of operations for 2012.

Notes to Consolidated Financial Statements, page F-9

Note 2. Chapter 11 Reorganization Disclosures, page F-12

Equity Transactions, page F-13

77. Please describe and quantify the distributions received by interests held in your common
stock prior to the petition date on June 22, 2012 pursuant to the terms of the Plan referred
to in the first paragraph.

78. Please disclose the number of warrants issued referred to in the last paragraph on the top
of page F-14 and the associated exercise price.

Reorganization Items, page F-15

79. Please explain to us and disclose how you determined the allocation of the amount of
reorganization items to the amount reported as "capital in excess of par value" and the
amount reported in the statement of operations.

Note 3. Significant Accounting Policies, page F-15

Revenue Recognition, page F-16

80. Please clarify for us and disclose what "gratis items" represent and how they affect
deferred revenues.

Pre-publication Costs, page F-19

81. Please revise to briefly describe the sum of the years digits method and the general effect this method has on the pattern of expense recognition.

Royalty Advances, page F-21

82. Please revise to disclose how you classify payments of royalty advances on your statements of cash flows.

Note 10. Income Taxes, page F-33

83. Please explain to us the basis for the tax asset for interest shown in the table on page F-34.

Note 17. Segment Reporting, page F-53

84. Please tell us if information on the amount of depreciation and amortization attributed to each segment is provided to your chief operating decision maker. If so, please disclose the amount attributed to each pursuant to Accounting Standards Codification 280-10-50-22 and 55-12-15.

Unaudited Consolidated Financial Statements, F-58

Notes to Consolidated Financial Statements (Unaudited), page F-62

Note 9. Income Taxes, page F-70

85. Please clarify for us and in your disclosure how income tax expense was incurred for the six months ended June 30, 2013 despite a reported loss for the period and a reduction in the deferred tax for expense for this period associated with indefinite-lived assets referred to here. In particular, clarify how the expected utilization of net operating losses resulting from the reorganization gain that occurred in the prior year contributed to the increase in the effective tax rate for the six months ended 2013 compared to the six months ended 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Doug Jones at (202) 551-3309 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        John C. Kennedy, Esq.
        Paul, Weiss, Rifkind, Wharton & Garrison LLP